Exhibit 99.2

Form 45-106F1 *Report of Exempt Distribution*

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

ITEM 1 - REPORT TYPE

- [X] New report
- [ ] Amended report   If amended, provide filing date of report that is being amended. ____ (YYYY-MM-DD)

ITEM 2 - PARTY CERTIFYING THE REPORT

Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure *and the companion policy to NI 81-106.*

- [ ] Investment fund issuer
- [X] Issuer (other than an investment fund)
- [ ] Underwriter

ITEM 3 - ISSUER NAME AND OTHER IDENTIFIERS

Provide the following information about the issuer, or if the issuer is an investment fund, about the fund.

Full legal name: CannTrust Holdings Inc.

Previous full legal name:

If the issuer's name changed in the last 12 months, provide most recent previous legal name.

Website: https://canntrust.ca (if applicable)

If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of "legal entity identifier".

Legal entity identifier:

ITEM 4 - UNDERWRITER INFORMATION

If an underwriter is completing the report, provide the underwriter's full legal name and firm National Registration Database (NRD) number.

Full legal name:

Firm NRD number: (if applicable)

If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter.

Street address:

Municipality: Province/State:

Country: Postal code/Zip code:

Telephone number: Website: (if applicable)

ITEM 5 - ISSUER INFORMATION

If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6.

a) Primary industry

Provide the issuer's North American Industry Classification Standard (NAICS) code (6 digits only) that corresponds to the issuer's primary business activity. For more information on finding the NAICS industry code go to ***Statistics Canada's NAICS industry search tool***

NAICS industry code | 1 | 1 | 1 | 9 | 9 | 9 |

If the issuer is in the ***mining industry,*** *indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer's stage of operations.*

☐ Exploration ☐ Development ☐ Production

Is the issuer's primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply.

☐ Mortgages ☐ Real estate ☐ Commercial/business debt ☐ Consumer debt ☐ Private companies

b) Number of employees

Number of employees: ☐ 0 - 49 ☒ 50 - 99 ☐ 100 - 499 ☐ 500 or more

c) SEDAR profile number

Does the issuer have a SEDAR profile?

☒ No ☐ Yes If yes, provide SEDAR profile number

If the issuer does not have a SEDAR profile complete Item 5(d) - (h).

d) Head office address

Street address	3280 Langstaff Road, Unit 1	Province/State	ON
Municipality	Vaughan	Postal code/Zip code	L4K 4Z8
Country	Canada	Telephone number	(855)-RX4-CANN

e) Date of formation and financial year-end

Date of formation: 2015-03-16 (YYYY MM DD) Financial year-end: 1231 (MM DD)

f) Reporting issuer status

Is the issuer a reporting issuer in any jurisdiction of Canada? ☒ No ☐ Yes

If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT
☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

g) Public listing status

If the issuer has a CUSIP number, provide below (first 6 digits only)

CUSIP number | 1 | 3 | 7 | 8 | 0 | 0 |

If the issuer is publicly listed, provide the names of all exchanges on which its securities are listed. Include only the names of exchanges for which the issuer has applied for and received a listing, which excludes, for example, automated trading systems.

Exchange names

h) Size of issuer's assets

Select the size of the issuer's assets for its most recent financial year-end (Canadian $). If the issuer has not existed for a full financial year, provide the size of the issuer's assets at the distribution end date.

☐ $0 to under $5M ☐ $5M to under $25M ☒ $25M to under $100M
☐ $100M to under $500M ☐ $500M to under $1B ☐ $1B or over

ITEM 6 - INVESTMENT FUND ISSUER INFORMATION

If the issuer is an investment fund, provide the following information.

a) Investment fund manager information

Full legal name ______

Firm NRD Number ☐☐☐☐☐☐☐ (if applicable)

If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager.

Street Address ______

Municipality ______ Province/State ______

Country ______ Postal code/Zip code ______

Telephone number ______ Website (if applicable) ______

b) Type of investment fund

Type of investment fund that most accurately identifies the issuer (select only one).

☐ Money market ☐ Equity ☐ Fixed income

☐ Balanced ☐ Alternative strategies ☐ Other (describe) ______

Indicate whether one or both of the following apply to the investment fund.

☐ Invests primarily in other investment fund issuers

☐ Is a UCITs Fund[1]

[1]Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state.

c) Date of formation and financial year-end of the investment fund

Date of formation ______ (YYYY MM DD) Financial year-end ______ (MM DD)

d) Reporting issuer status of the investment fund

Is the investment fund a reporting issuer in any jurisdiction of Canada? ☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT

☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

e) Public listing status of the investment fund

If the investment fund has a CUSIP number, provide below (first 6 digits only).

CUSIP number ☐☐☐☐☐☐

If the investment fund is publicly listed, provide the names of all exchanges on which its securities are listed. Include only the names of exchanges for which the investment fund has applied for and received a listing, which excludes, for example, automated trading systems.

Exchange names ______ ______ ______ ______

f) Net asset value (NAV) of the investment fund

Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $).

☐ \$0 to under \$5M ☐ \$5M to under \$25M ☐ \$25M to under \$100M

☐ \$100M to under \$500M ☐ \$500M to under \$1B ☐ \$1B or over Date of NAV calculation: ______ (YYYY MM DD)

ITEM 7 - INFORMATION ABOUT THE DISTRIBUTION

If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder's fees, which should be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.

a) Currency

Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.

☒ Canadian dollar ☐ US dollar ☐ Euro Other (describe) ______

b) Distribution date(s)

State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.

Start date 2017-02-16 (YYYY MM DD) End date 2017-02-16 (YYYY MM DD)

c) Detailed purchaser information

Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.

d) Types of securities distributed

Provide the following information for all distributions that take place in a jurisdiction of Canada on a per security basis. Refer to Part A of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.

Security code	CUSIP number (if applicable)	Description of security	Number of securities	Canadian $ Single or lowest price	Canadian $ Highest price	Canadian $ Total amount
OTH (Other)	137800116	Special Warrants	12,077,750	2.0000	2.0000	24,155,500.00

e) Details of rights and convertible/exchangeable securities

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

Security code	Underlying security code	Exercise price (Canadian $) Lowest	Exercise price (Canadian $) Highest	Expiry date (YYYY-MM-DD)	Conversion ratio	Describe other terms (if applicable)
	CMS (Common share	2.0000	2.0000	2018-02-16		

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.

This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.

For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country	Exemption relied on	Number of purchasers	Total amount (Canadian $)
BC	Accredited investor (NI 45-106 s.2.3)	62	2,778,000.00
ON	Accredited investor (NI 45-106 s.2.3)	214	17,379,400.00
AB	Accredited investor (NI 45-106 s.2.3)	19	615,000.00
QC	Accredited investor (NI 45-106 s.2.3)	2	531,600.00
Israel	Accredited investor (NI 45-106 s.2.3)	2	57,500.00
Cayman Isl	Accredited investor (NI 45-106 s.2.3)	1	2,000,000.00

Province or Exemption relied on Number of Total amount (Canadian $) country purchasers + BC Accredited investor (NI 45-106 s.2.3) 62 2,778,000.00 - + ON Accredited investor (NI 45-106 s.2.3) 214 17,379,400.00 - + AB Accredited investor (NI 45-106 s.2.3) 19 615,000.00 - + QC Accredited investor (NI 45-106 s.2.3) 2 531,600.00 - + Israel Accredited investor (NI 45-106 s.2.3) 2 57,500.00 - +- Cayman Isla Accredited investor (NI 45-106 s.2.3) 1 2,000,000.00 Province or Exemption relied on Number of Total amount (Canadian $) country purchasers +- Thailand Accredited investor (NI 45-106 s.2.3) 1 50,000.00 +- Bahamas Accredited investor (NI 45-106 s.2.3) 5 549,000.00 +- Switzerland Accredited investor (NI 45-106 s.2.3) 2 110,000.00 + Belize Accredited investor (NI 45-106 s.2.3) 1 50,000.00 - + MB Accredited investor (NI 45-106 s.2.3) 1 35,000.00 - Total dollar amount of securities distributed 24,155,500.00 Total number of unique purchasers2 310 2In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser. g) Net proceeds to the investment fund by jurisdiction If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.3 If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country. Province or country Net proceeds (Canadian $) + - Total net proceeds to the investment fund 3"Net proceeds" means the gross proceeds realized in the jurisdiction from the distributions for which the report is being filed, less the gross redemptions that occurred during the distribution period covered by the report. h) Offering materials - This section applies only in Saskatchewan, Ontario, Québec, New Brunswick and Nova Scotia. If a distribution has occurred in Saskatchewan, Ontario, Québec, New Brunswick or Nova Scotia, complete the table below by listing the offering materials that are required under the prospectus exemption relied on to be filed with or delivered to the securities regulatory authority or regulator in those jurisdictions. In Ontario, if the offering materials listed in the table are required to be filed with or delivered to the Ontario Securities Commission (OSC), attach an electronic version of the offering materials that have not been previously filed with or delivered to the OSC. Date of document or Previously filed with Date previously filed or delivered Description other material or delivered to (YYYY-MM-DD) (YYYY-MM-DD) regulator? (Y/N) + -

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

Yes

If yes, indicate number of persons compensated. 20

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Bloom Burton Securities Inc.

Firm NRD number: 0 0 4 9 5 6 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address:

Municipality: Province/State:

Country: Postal code/Zip code:

Email address: Telephone number:

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [x] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 882,620.00

Value of all securities distributed as compensation[4]:

Security codes:

Security code 1	Security code 2	Security code 3
WNT (Warrants)		

Describe terms of warrants, options or other rights: 561,180 Broker Warrants @ $2.00 expiring Feb 16 2019

Other compensation[5]: Describe:

Total compensation paid 882,620.00

- [ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Foster & Associates Financial Services Inc.

Firm NRD number: 0 0 0 5 0 0 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address:

Municipality: Province/State:

Country: Postal code/Zip code:

Email address: Telephone number:

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 15,000.00

Value of all securities distributed as compensation[4]:

Security codes	Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid 15,000.00

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

[5]Do not include deferred compensation.

Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Beacon Securities Limited

Firm NRD number: 0 0 1 5 5 4 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address:

Municipality: Province/State:

Country: Postal code/Zip code:

Email address: Telephone number:

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 9,000.00

Value of all securities distributed as compensation[4]:

Security codes	Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid: 9,000.00

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: BMO Nesbitt Burns Inc.

Firm NRD number: 0 0 0 2 5 8 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address:

Municipality: Province/State:

Country: Postal code/Zip code:

Email address: Telephone number:

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 21,000.00

Value of all securities distributed as compensation[4]:

Security codes:

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights: 10,500 Broker Warrants @ $2.00 expiring Feb 16 2019

Other compensation[5]: Describe:

Total compensation paid 21,000.00

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]*Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5]*Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Aligned Capital Partners Inc.

Firm NRD number: 0 0 0 2 3 4 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address:

Municipality: Province/State:

Country: Postal code/Zip code:

Email address: Telephone number:

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 14,100.00

Value of all securities distributed as compensation[4]:

Security codes:

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid 14,100.00

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual CIBC World Markets Corp. Firm NRD number 0 0 0 2 6 7 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager None of the above d) Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 23,040.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 23,040.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. Yes If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Echelon Wealth Partners Inc. Firm NRD number 0 0 3 2 4 2 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 20,190.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 20,190.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Canaccord Genuity Corp.

Firm NRD number: 0 0 0 0 9 0 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address:

Municipality: Province/State:

Country: Postal code/Zip code:

Email address: Telephone number:

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 23,500.00

Value of all securities distributed as compensation[4]:

Security codes	Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights: 11,625 Broker Warrants @ $2.00 expiring Feb 16 2019

Other compensation[5]: Describe:

Total compensation paid: 23,500.00

- [ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]*Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5]*Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual GMP Securities L.P. Firm NRD number 0 0 2 1 9 8 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 87,330.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 87,330.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Hampton Securities Limited Firm NRD number 0 0 0 2 8 9 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 600.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 600.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Haywood Securities Inc.

Firm NRD number: 0 0 0 1 6 3 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address:

Municipality: Province/State:

Country: Postal code/Zip code:

Email address: Telephone number:

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 22,170.00

Value of all securities distributed as compensation[4]:

Security codes	Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights: 11,085 Broker Warrants @ $2.00 expiring Feb 16 2019

Other compensation[5]: Describe:

Total compensation paid: 22,170.00

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]*Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5]*Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Industrial Alliance Securities Inc.

Firm NRD number: 0 0 1 5 4 0 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address			
Municipality		Province/State	
Country		Postal code/Zip code	
Email address		Telephone number	

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 750.00

Value of all securities distributed as compensation[4]:

Security codes	Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid: 750.00

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]*Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5]*Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Leede Jones Gable Inc.

Firm NRD number: 0 0 0 5 7 7 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address:

Municipality: | Province/State:

Country: | Postal code/Zip code:

Email address: | Telephone number:

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 1,500.00

Value of all securities distributed as compensation[4]:

Security codes	Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: | Describe:

Total compensation paid 1,500.00

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Milestone Investment Counsel Inc. Firm NRD number 0 0 0 5 8 4 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 1,050.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 1,050.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual PI Financial Corp. Firm NRD number 0 0 0 5 2 9 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 2,500.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 2,500.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

[ ] If yes, indicate number of persons compensated. [ ]

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant.

Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: National Bank Financial Inc.

Firm NRD number: 0 0 0 1 9 6 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal.

No

b) Business contact information

If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated.

Street address

Municipality | Province/State

Country | Postal code/Zip code

Email address | Telephone number

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

- [ ] Connected with the issuer or investment fund manager
- [ ] Insider of the issuer (other than an investment fund)
- [ ] Director or officer of the investment fund or investment fund manager
- [ ] Employee of the issuer or investment fund manager
- [X] None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 8,100.00

Value of all securities distributed as compensation[4]:

Security codes	Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights

Other compensation[5]: | Describe

Total compensation paid: 8,100.00

[ ] Check box if the person will or may receive any deferred compensation (describe the terms below)

[4]*Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5]*Do not include deferred compensation.*

Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual RBC Dominion Securities Inc. Firm NRD number 0 0 0 3 1 6 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 41,475.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 41,475.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Secutor Capital Management Corporation Firm NRD number 0 0 1 2 9 3 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 7,500.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 7,500.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Tacita Capital Inc. Firm NRD number 0 0 2 3 7 6 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 1,155.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 1,155.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 8 - COMPENSATION INFORMATION Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. If yes, indicate number of persons compensated. a) Name of person compensated and registration status Indicate whether the person compensated is a registrant. Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual TD Waterhouse Canada Inc. Firm NRD number 0 0 0 8 9 5 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. No b) Business contact information If a firm NRD number is not provided in Item 8(a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number c) Relationship to issuer or investment fund manager Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of NI 45-106 for the purposes of completing this section. Connected with the issuer or investment fund manager Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager Employee of the issuer or investment fund manager ✖None of the above d)Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 6,450.00 Value of all securities distributed as Security code 1 Security code 2 Security code 3 compensation4 Security codes Describe terms of warrants, options or other rights Other compensation5 Describe Total compensation paid 6,450.00 Check box if the person will or may receive any deferred compensation (describe the terms below) 4Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 5Do not include deferred compensation. Add Item 8

ITEM 9 - DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS OF THE ISSUER

If the issuer is an investment fund, do not complete Item 9. Proceed to Item 10.

Indicate whether the issuer is any of the following (select all that apply).

☐ Reporting issuer in any jurisdiction of Canada

☐ Foreign public issuer

☐ Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada[6]

Provide name of reporting issuer

☐ Wholly owned subsidiary of a foreign public issuer[6]

Provide name of foreign public issuer

☐ Issuer distributing eligible foreign securities only to permitted clients[7]

If the issuer is at least one of the above, do not complete Item 9(a) - (c). Proceed to Item 10.

[6]An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer's outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively.

[7]Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of "eligible foreign security" and "permitted client" in Part B(1) of the Instructions.

☒ ***If the issuer is none of the above, check this box and complete Item 9(a) - (c).***

a) Directors, executive officers and promoters of the issuer

Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory, otherwise state the country. For "Relationship to issuer", "D" - Director, "O" - Executive Officer, "P" - Promoter.

Organization or company name	Family name	First given name	Secondary given names	Business location of non-individual or residential jurisdiction of individual	Relationship to issuer (select all that apply)		
				Province or country	D	O	P
	Aubrey	Dan		Ontario	☒	☐	☐
	Litwin	Mark		Ontario	☒	☐	☐
	Paul	Eric		Ontario	☒	☒	☐
	Sanders	Mitchell	J.	Ontario	☒	☐	☐
	Abramowitz	Ian		Ontario	☐	☒	☐
	Abramowitz	Stanley		Ontario	☐	☒	☐

b) Promoter information

If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory, otherwise state the country. For "Relationship to promoter", "D" - Director, "O" - Executive Officer.

Organization or company name	Family name	First given name	Secondary given names	Residential jurisdiction of individual	Relationship to promoter (select one or both if applicable)	
				Province or country	D	O
					☐	☐

c) Residential address of each individual

Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

ITEM 10 - CERTIFICATION

Provide the following certification and business contact information of an officer or director of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.

The certification may not be delegated to an agent or other individual preparing the report on behalf of the issuer or underwriter. If the individual completing and filing the report is different from the individual certifying the report, provide their name and contact details in

Item 11.

The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT

By completing the information below, I certify to the securities regulatory authority or regulator that:

- I have read and understand this report; and
- all of the information provided in this report is true.

Full Legal name	Abramowitz	Ian	
	Family name	First given name	Secondary given names
Title	Chief Financial Officer		
Name of issuer/underwriter/ investment fund manager	CannTrust Holdings Inc.		
Telephone number	(647) 872-2300 x 2358	Email address	IAbramowitz@canntrust.ca
Signature	/s/ Ian Abramowitz	Date	2016-02-27 (YYYY MM DD)

ITEM 11 - CONTACT PERSON

Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10.

☐ Same as individual certifying the report

Full legal name	Matanovic	Anna		Title	Law Clerk
	Family name	First given name	Secondary given names		
Name of company	Fogler, Rubinoff LLP				
Telephone number	416 365 3701			Email address	amatanovic@foglers.com

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form.

The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.

By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada:

a) has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedule 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority's or regulator's indirect collection of the information, and

b) has authorized the indirect collection of the information by the securities regulatory authority or regulator.

SCHEDULE 1 TO FORM 45-106F1 (CONFIDENTIAL PURCHASER INFORMATION) Schedule 1 must be filed in the format of an Excel spreadsheet in a form acceptable to the securities regulatory authority or regulator. The information in this schedule will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested. a)General information (provide only once) 1.Name of issuer 2.Certification date (YYYY-MM-DD) Provide the following information for each purchaser that participated in the distribution. For each purchaser, create separate entries for each distribution date, security type and exemption relied on for the distribution. b)Legal name of purchaser 1.Family name 2.First given name 3.Secondary given names 4.Full legal name of non-individual (if applicable) c)Contact information of purchaser 1.Residential street address 2.Municipality 3.Province/State 4.Postal code/Zip code 5.Country 6.Telephone number 7.Email address (if available) d)Details of securities purchased 1.Date of distribution (YYYY-MM-DD) 2.Number of securities 3.Security code 4.Amount paid (Canadian $) e)Details of exemption relied on 1.Rule, section and subsection number 2.If relying on section 2.3 [Accredited investor] of NI 45-106, provide the paragraph number in the definition of “accredited investor” in section 1.1 of NI 45-106 that applies to the purchaser. (select only one) 3.If relying on section 2.5 [Family, friends and business associates] of NI 45-106, provide: a.the paragraph number in subsection 2.5(1) that applies to the purchaser (select only one); and b.if relying on paragraphs 2.5(1)(b) to (i), provide: i.the name of the director, executive officer, control person, or founder of the issuer or affiliate of the issuer claiming a relationship to the purchaser. (Note: if Item 9(a) has been completed, the name of the director, executive officer or control person must be consistent with the name provided in Item 9 and Schedule 2.) ii.the position of the director, executive officer, control person, or founder of the issuer or affiliate of the issuer claiming a relationship to the purchaser. 4.If relying on subsection 2.9(2) or, in Alberta, New Brunswick, Nova Scotia, Ontario, Québec, or Saskatchewan, subsection 2.9(2.1) [Offering memorandum] of NI 45-106 and the purchaser is an eligible investor, provide the paragraph number in the definition of “eligible investor” in section 1.1 of NI 45-106 that applies to the purchaser. (select only one)

f)Other information 1.Is the purchaser a registrant? (Y/N) 2.Is the purchaser an insider of the issuer? (Y/N) (not applicable if the issuer is an investment fund) 3.Full legal name of person compensated for distribution to purchaser. If the person compensated is a registered firm, provide the firm NRD number only. (Note: the name must be consistent with name of the person compensated as provided in Item 8.) INSTRUCTIONS FOR SCHEDULE 1 Any securities issued as payment for commissions or finder's fees must be disclosed in Item 8 of the report, not in Schedule 1. Details of exemption relied on - When identifying the exemption the issuer relied on for the distribution to each purchaser, refer to the rule, statute or instrument in which the exemption is provided and identify the specific section and, if applicable, subsection or paragraph. For example, if the issuer is relying on an exemption in a National Instrument, refer to the number of the National Instrument, and the subsection or paragraph number of the specific provision. If the issuer is relying on an exemption in a local blanket order, refer to the blanket order by number. For exemptions that require the purchaser to meet certain characteristics, such as the exemption in section 2.3 [Accredited investor], section 2.5 [Family, friends and business associates] or subsection 2.9(2) or, in Alberta, New Brunswick, Nova Scotia, Ontario, Québec, or Saskatchewan, subsection 2.9(2.1) [Offering memorandum] of NI 45-106, provide the specific paragraph in the definition of those terms that applies to each purchaser. Reports filed under paragraph 6.1(1)(j) [TSX Venture Exchange offering] of NI 45-106 - For reports filed under paragraph 6.1(1)(j) [TSX Venture Exchange offering] of NI 45-106, Schedule 1 needs to list the total number of purchasers by jurisdiction only, and is not required to include the name, residential address, telephone number or email address of the purchasers.

SCHEDULE 2 TO FORM 45-106F1 (CONFIDENTIAL DIRECTOR, EXECUTIVE OFFICER, PROMOTER AND CONTROL PERSON INFORMATION) Schedule 2 must be filed in the format of an Excel spreadsheet in a form acceptable to the securities regulatory authority or regulator. Complete the following only if Item 9(a) is required to be completed. This schedule also requires information to be provided about control persons of the issuer at the time of the distribution. The information in this schedule will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested. a)General information (provide only once) 1.Name of issuer 2.Certification date (YYYY-MM-DD) b)Business contact information of Chief Executive Officer (if not provided in Item 10 or 11 of report) 1.Email address 2.Telephone number c)Residential address of directors, executive officers, promoters and control persons of the issuer Provide the following information for each individual who is a director, executive officer, promoter or control person of the issuer at the time of the distribution. If the promoter or control person is not an individual, provide the following information for each director and executive officer of the promoter and control person. (Note: names of directors, executive officers and promoters must be consistent with the information in Item 9 of the report, if required to be provided.) 1.Family name 2.First given name 3.Secondary given names 4.Residential street address 5.Municipality 6.Province/State 7.Postal code/Zip code 8.Country 9.Indicate whether the individual is a control person, or a director and/or executive officer of a control person (if applicable) d)Non-individual control persons (if applicable) If the control person is not an individual, provide the following information. For locations within Canada, state the province or territory, otherwise state the country. 1.Organization or company name 2.Province or country of business location

Questions: Refer any questions to: Alberta Securities Commission Suite 600, 250 - 5th Street SW Calgary, Alberta T2P 0R4 Telephone: (403) 297-6454 Toll free in Canada: 1-877-355-0585 Facsimile: (403) 297-2082 British Columbia Securities Commission P.O. Box 10142, Pacific Centre 701 West Georgia Street Vancouver, British Columbia V7Y 1L2 Inquiries: (604) 899-6581 Toll free in Canada: 1-800-373-6393 Facsimile: (604) 899-6581 Email: inquiries@bcsc.bc.ca The Manitoba Securities Commission 500 - 400 St. Mary Avenue Winnipeg, Manitoba R3C 4K5 Telephone: (204) 945-2548 Toll free in Manitoba 1-800-655-5244 Facsimile: (204) 945-0330 Financial and Consumer Services Commission (New Brunswick) 85 Charlotte Street, Suite 300 Saint John, New Brunswick E2L 2J2 Telephone: (506) 658-3060 Toll free in Canada: 1-866-933-2222 Facsimile: (506) 658-3059 Email: info@fcnb.ca Government of Newfoundland and Labrador Financial Services Regulation Division P.O. Box 8700 Confederation Building 2nd Floor, West Block Prince Philip Drive St. John's, Newfoundland and Labrador A1B 4J6 Attention: Director of Securities Telephone: (709) 729-4189 Facsimile: (709) 729-6187 Government of the Northwest Territories Office of the Superintendent of Securities P.O. Box 1320 Yellowknife, Northwest Territories X1A 2L9 Attention: Deputy Superintendent, Legal & Enforcement Telephone: (867) 920-8984 Facsimile: (867) 873-0243 Nova Scotia Securities Commission Suite 400, 5251 Duke Street Duke Tower P.O. Box 458 Halifax, Nova Scotia B3J 2P8 Telephone: (902) 424-7768 Facsimile: (902) 424-4625 Government of Nunavut Department of Justice Legal Registries Division P.O. Box 1000, Station 570 1st Floor, Brown Building Iqaluit, Nunavut X0A 0H0 Telephone: (867) 975-6590 Facsimile: (867) 975-6594 Ontario Securities Commission 20 Queen Street West, 22nd Floor Toronto, Ontario M5H 3S8 Telephone: (416) 593- 8314 Toll free in Canada: 1-877-785-1555 Facsimile: (416) 593-8122 Email: exemptmarketfilings@osc.gov.on.ca Public official contact regarding indirect collection of information: Inquiries Officer Prince Edward Island Securities Office 95 Rochford Street, 4th Floor Shaw Building P.O. Box 2000 Charlottetown, Prince Edward Island C1A 7N8 Telephone: (902) 368-4569 Facsimile: (902) 368-5283

Autorité des marchés financiers 800, Square Victoria, 22e étage C.P. 246, Tour de la Bourse Montréal, Québec H4Z 1G3 Telephone: (514) 395-0337 or 1-877-525-0337 Facsimile: (514) 873-6155 (For filing purposes only) Facsimile: (514) 864-6381 (For privacy requests only) Email: financementdessocietes@lautorite.qc.ca (For corporate finance issuers); fonds_dinvestissement@lautorite.qc.ca (For investment fund issuers) Financial and Consumer Affairs Authority of Saskatchewan Suite 601 - 1919 Saskatchewan Drive Regina, Saskatchewan S4P 4H2 Telephone: (306) 787-5879 Facsimile: (306) 787-5899 Government of Yukon Department of Community Services Law Centre, 3rd Floor 2130 Second Avenue Whitehorse, Yukon Y1A 5H6 Telephone: (867) 667-5314 Facsimile: (867) 393-6251